UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the water, cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company. (Santiago, Chile, June 5, 2026) – In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, and Section II, Item I, Letter 2.2.A of General Rule No. 30 of the Financial Market Commission (“CMF”), being duly authorized by the Board of Directors in an ordinary meeting held on May 6, 2026, I hereby inform the CMF as a MATERIAL EVENT regarding Compañía Cervecerías Unidas S.A. (“CCU”) and its businesses, the following: 1.- Pursuant to the unanimous approval of the directors in office in a session held on May 6, 2026, CCU executed a Share Purchase Agreement (“SPA”) with Nestlé Chile S.A. (“Nestlé”) on June 5, 2026, whereby CCU acquired the 49.9% equity interest that Nestlé held in Aguas CCU-Nestlé Chile S.A. (“Aguas CCU-Nestlé”), a subsidiary of CCU in which it holds the remaining 50.1% through its subsidiary Embotelladoras Chilenas Unidas S.A. (the “Transaction”). Consequently, as of this date, CCU became the direct and indirect owner of 100% of the share capital of Aguas CCU-Nestlé, a company that participates with leading brands in the growing water industry in Chile. 2.- For the determination of the price of 49.9% of the share capital of Aguas CCU-Nestlé, the SPA considered a 100% enterprise value of approximately CLP 322,377 million, on a cash-free and debt-free basis, resulting in a purchase price at closing amounting to approximately CLP 164,597 million, which is subject to certain adjustments typical for this type of transaction. As of this date, it is not yet possible to determine the definitive financial effects that the Transaction may have on CCU’s assets, liabilities, or results, which will be timely and duly reported to the CMF and the market in general. Following the completion of the Transaction, CCU will continue its commercial relationship with Nestlé, maintaining the distribution of ready-to-drink products in the water and coffee-based beverage market in Chile. With the disclosure of this material fact, the information reported to the CMF on May 7, 2026, is relieved of its character as a confidential material event. MATERIAL EVENT

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: June 5, 2026